EXHIBIT 99.(A)

FORM OF

TRADING PLAN

(SEC Rule l0b5-1)

This Trading Plan is entered into as of May 10, 2004 (the “Signing Date”) effective as of June 15, 2004 between [insert name] (“Client”) and Charles Schwab & Co., Inc. (“Broker”).

A. [Insert names] (until the Trading Plan of such person terminates, each a “Participating Person”) collectively hold an aggregate of approximately [insert number] shares of the common stock (the “Stock”) of Learning Tree International, Inc. (“Issuer”), which constitutes a significant portion of the assets of the Participating Persons.

B. [Insert name] is a charitable organization which has been advised to sell its holdings of Stock over time in order to assist in its charitable mission. In connection with certain estate planning decisions, [insert name(s)] have been advised to undertake some diversification of their assets.

C. In accordance with the requirements of SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Participating Persons wish to establish an orderly method to sell a limited number of shares of Stock over the next five years. The Participating Persons wish to sell relatively little Stock at current prices, but intend to sell more at higher prices. Overall, at the current prices, this plan only covers approximately 10% of the Participating Persons’ current holdings of Stock over the five year period; at the highest possible price it covers all of the Participating Persons’ current holdings.

D. Client has or will deposit shares of Stock in Account #[insert account number] (the “Account”) maintained with Broker.

NOW, THEREFORE, Client and Broker agree as follows:

1. Trade Instructions. Client hereby instructs Broker to effect sales of shares of Stock of Issuer from or into the Account in accordance with the attached Appendix A to Trading Plan (“Appendix A)”. If Client specifies a date for trading which is a weekend or holiday, the trade shall not take place until the opening of regular market trading hours on the next trading day.

2. Term. This Trading Plan shall become effective on June 15, 2004 (the “Trading Plan Effective Date”) and shall terminate on the earlier of (1) June 14, 2009; (2) the date Broker receives notice of the liquidation, dissolution, bankruptcy or insolvency of Client; or (3) termination of this Trading Plan in accordance with section 7(b) or section 15 hereof.

3. Representations and Warranties. Client represents and warrants that as of the Signing Date:

(a) Client is not aware of any material nonpublic information concerning Issuer or any of its securities (including the Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

(b) Client is permitted to sell or purchase Stock in accordance with Issuer’s insider trading policies and has obtained the approval of Issuer’s counsel to enter into this Trading Plan.

(c) There are no legal, regulatory, contractual or other restrictions applicable to the trades contemplated under this Trading Plan that would interfere with Broker’s ability to execute trades and effect delivery and settlement of such trades on behalf of Client (collectively, “Client Trading Restrictions”).

Charles Schwab & Co., Inc. Member NYSE/SIPC COMM 0402-1388

4. Intent to Comply with Rule 10b5-1(c). It is Client’s intent that this Trading Plan comply with the requirements of Rule 10b5-1(c), and this Trading Plan shall be interpreted to comply with such requirements.

5. Rule 144.

[Client is not subject to the requirements of Rule 144.]

6. Section 13 or 16 Filings. Client acknowledges and agrees that Client is responsible for making all filings, if any, required under Section 13 or Section 16 of the Exchange Act (and the rules and regulations thereunder) with respect to trades pursuant to this Trading Plan. In order to permit Client to comply with these laws, Broker will comply with its notification procedures set out in the Broker Instruction/Representation letter signed by the parties.

7. Market Disruptions and Trading Restrictions.

(a) Client understands that Broker may not be able to effect a trade, in whole or in part, due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance. Client also understands that Broker may be unable to effect a trade consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the trade date specified in Appendix A. As soon as reasonably practicable after the cessation or termination of any such market disruption, restriction event or circumstance, Broker shall resume effecting trades in accordance with the express provisions of this Trading Plan which are then applicable. Trades that are not executed as the result of any such market disruption, restriction, event or circumstance shall not be deemed to be a part of this Trading Plan.

(b) If Issuer enters into a transaction or any other event occurs that results, in Issuer’s good faith determination, in the imposition of any Client Trading Restrictions, such as a stock offering requiring an affiliate lock-up, Client and Issuer shall promptly, but in no event later than three days prior to the date of the remaining trade(s) specified in Appendix A, provide Broker notice of such restrictions. With respect to any Client Trading Restrictions for which Client and Issuer have given Broker notice, Broker shall stop effecting trades under this Trading Plan, and this Trading Plan shall thereupon terminate. In such case, Seller, Broker and (for purposes of acknowledgment) Issuer shall cooperate to establish a new trading plan in accordance with the requirements of Rule 10b5-1 (c).

8. Hedging Transactions. While this Trading Plan is in effect, Client agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible into or exchangeable for Stock, or any option or other right to purchase or sell Stock or such convertible or exchangeable securities).

9. Intentionally deleted.

10. Compliance with Laws and Rules. Client understands and agrees that it is the responsibility of Client, and not Broker or Issuer, to determine whether this Trading Plan meets the requirements of Rule 10b5-1(c) and any other applicable federal or state laws or rules.

11. Entire Trading Plan. This Trading Plan constitutes the entire trading plan between Client and Broker and supersedes and replaces any prior instructions under Rule 10b5-1 from Client to Broker with respect to the sale or purchase of shares from or into the Account, as the case may be.

12. Notices and Other Communications. Any notices required or permitted to be given by Issuer and/or Client under this Trading Plan shall be provided in writing by fax, signed by Client and Issuer and confirmed by telephone (Attn: Priority Team, Fax 415 636 3959 or 415 667 6646; Tel. 800 239 2506). With respect to any Client Trading Restrictions, Client and Issuer shall provide Broker notice

Charles Schwab & Co., Inc. Member NYSE/SIPC COMM 0402-1388

of the anticipated duration of such restrictions, but shall not provide Broker information about the nature of such restrictions or any other information about such restrictions. Further, in no event shall Client or Issuer, at any time while this Trading Plan is in effect, communicate any material nonpublic information concerning Issuer or its securities (including the Stock) to Broker. Further, Client shall not at any time attempt to exercise any influence over how, when or whether to effect trades or allocation of trades under this Trading Plan or the related trading plans of the other Participating Persons.

13. Third Party Beneficiary. Client intends Issuer to be a third party beneficiary of each and every representation and warranty contained in this Trading Plan to the fullest extent necessary to enable Issuer to be fully protected from direct or indirect liability in connection with this Trading Plan.

14. Governing Law. This Trading Plan shall be governed by and construed in accordance with the laws of the state of California, as applied to agreements made and wholly performed in the State of California.

15. Amendments and Termination. This Trading Plan may be amended, modified or terminated only by a written instrument signed by Client and Broker and acknowledged by Issuer (except as provided in section 7(b) hereof). Client acknowledges and understands that any amendment to, or modification of, this Trading Plan shall be deemed to constitute the creation of a new trading plan. Accordingly, Client shall be required to restate and reaffirm, as of the date of such amendment or modification, each of the representations and warranties contained in section 3 of this Trading Plan.

Client understands and agrees that Broker shall have no responsibility or liability whatsoever with respect to any termination by Client of this Trading Plan. Further, Client agrees to indemnify and hold harmless Broker from and against any and all liabilities, claims or costs (including, without limitation, legal costs and reasonable attorneys’ fees) caused by Client’s termination of this Trading Plan, except to the extent any such liabilities, claims or costs are caused by Broker’s negligence or willful misconduct.

16. Counterparts. This Trading Plan may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Trading Plan as of the Signing Date.

[Insert Name]	Charles Schwab & Co., Inc.

By:	By:

Name:	Name:

Title:	Title:

ACKNOWLEDGED:

Learning Tree International, Inc.

By:

Name:
Title:

Charles Schwab & Co., Inc. Member NYSE/SIPC COMM 0402-1388

Appendix A to Trading Plan

(SEC Rule 10b5-1)

For Sale of Restricted or Control Stock

[Instructions for Sale or Purchase of Stock of Issuer]

Client Information:

(a) The Participating Persons may be part of a group that holds more than 10% of the equity of the Issuer.

(b) Of the undersigned, [insert name] may be deemed an “affiliate,” as defined in Rule 144 of the Securities Act of 1933. [Insert names] are not deemed “affiliates” and are therefore, not subject to Rule 144 restrictions or filing requirements.

Quarterly Orders. Beginning the third day of each Trading Window* during the Term of the Trading Plan, Client and the other Participating Persons hereby instruct Broker to enter the orders set forth below. Each order will be good until filled or until the end of the Trading Window. Broker is to treat each order on a “not held” basis and will make best efforts not to unduly pressure the price of the stock in a negative way. Broker will continue to apply price limit constraints for the duration of the Trading Window. Orders in each quarter are intended to be cumulative, so that if (for example) the price exceeds $25.00 during a Trading Window, aggregate orders for the Participating Persons covering up to 90,000 shares are triggered of which 20,000 shares must be sold for a price of at least $15.00; 30,000 shares must be sold for a price of at least $20.00, and 40,000 shares must be sold for at least $25.00.

All trades for the Participating Persons under this Appendix A will be placed in a master account numbered [insert master account number] and upon execution will be allocated among the Participating Persons as follows:

	Stock sold at a per share price equal to**
Participant	Less than $25.00	$25.00 or more
[insert name]	10%	5%
[insert name]	20%	10%
[insert name]	0%	55%
[insert name]	35%	15%
[insert name]	35%	15%

If any Participant cannot be allocated its percentage as a result of (i) constraints under Rule 144 or (ii) its termination of its trading plan, these percentages shall be allocated among the remaining Participants in proportion to the applicable percentages set forth above.

*A quarterly “Trading Window” will begin on the 15th day of February, May and August and on the 30th of November and end on the 15th day of the next month (March, June, September and December, respectively).

**”Share price” for allocation purposes is determined by the average price of all sales calculated at the end of each trading day.

Date Order Placed	Buy or Sell	# of Shares	Original Purchase Date	Nature of Acquisition	Limit Price	Duration of Order
Opening of Trading Window	Sell	20,000	> 1 Year	Founder	15.00	Close of Trading Window
Opening of Trading Window	Sell	30,000	> 1 Year	Founder	20.00	Close of Trading Window
Opening of Trading Window	Sell	40,000	> 1 Year	Founder	25.00	Close of Trading Window
Opening of Trading Window	Sell	60,000	> 1 Year	Founder	30.00	Close of Trading Window
Opening of Trading Window	Sell	60,000	> 1 Year	Founder	35.00	Close of Trading Window
Opening of Trading Window	Sell	60,000	> 1 Year	Founder	40.00	Close of Trading Window
Opening of Trading Window	Sell	60,000	> 1 Year	Founder	45.00	Close of Trading Window
Opening of Trading Window	Sell	60,000	> 1 Year	Founder	50.00	Close of Trading Window

•	Share amounts/prices listed shall be increased or decreased to reflect stock splits or other similar changes in Issuer’s capitalization that may occur prior to execution of the trades.

•	All orders are on a “not held” basis.

•	Limit price orders are at the limit price or better, beginning at the opening of regular market trading hours at the opening of the Trading Window and expiring at the close of regular market trading hours on close of the Trading Window.

Charles Schwab & Co., Inc. Member NYSE/SIPC COMM 0402-1388

Name of Client: [insert name]		Name of Client: [insert name]		Name of Client: [insert name]

By:		By:		By:

	Name:		Name:		Name:
	Title:		Title:		Title:

Account number: Date:	Account number: Date:	Account number: Date:

Name of Client: [insert name]		Name of Client: [insert name]

By:		By:

	Name:		Name:
	Title:		Title:

Account number: Date:	Account number: Date:

Accepted by: Charles Schwab & Co, Inc	Acknowledged by: Learning Tree International, Inc

By:	By:

Name:		Name: Title:

Title:

Date:	Date:

Charles Schwab & Co., Inc. Member NYSE/SIPC COMM 0402-1388